

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via Email:
Li (Lisa) Liu
Chief Executive Officer
China Education International, Inc.
48 Wall Street, Suite 73
New York, New York 10005

   Re: **China Education International, Inc.**
       Form 10-K for the fiscal year ended December 31, 2011
       Filed April 11, 2012
       Response dated March 18, 2013
       File No. 0-53247

Dear Ms. Liu:

   We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note you have deconsolidated your PRC operations in your Form 10-Q for the quarterly period ended September 30, 2012. It appears, therefore, you are now a shell company. Please confirm and amend your Form 10-Q, and subsequent periodic reports, to describe the current state of operations as a shell company.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via Email
        China Direct Investments, Inc.